UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934


                           ACE AVIATION HOLDINGS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Class A Variable Voting Shares
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                         (Title of Class of Securities)

                                    00440P201
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                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     299 Park Avenue                                 Lowenstein Sandler PC
     22nd Floor                                      65 Livingston Avenue
     New York, New York  10171                       Roseland, New Jersey  07068
     (212) 421-2600                                  (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 30, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    00440P201
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only
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  4)   Source of Funds (See Instructions):  WC, OO
--------------------------------------------------------------------------------
  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                        7) Sole Voting Power:            *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:          *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:       *
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:     *
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  9,308,467*
--------------------------------------------------------------------------------
  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11):     10.7%*
--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions):       IA
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*   Promontoria Holding III B.V., a company  incorporated  under the laws of The
Netherlands ("Promontoria"), holds 12,500,000 preferred shares (the "Preferred Shares") of Ace Aviation Holdings Inc., a Canadian corporation and the parent
holding   company  of  Air   Canada,   pursuant  to  a   Consolidated   Plan  of
Reorganization, Compromise and Arrangement of Air Canada (the "Company"). The Preferred Shares are convertible at Promontoria's option at any time into up to 9,259,259 Class A Variable Voting Shares (the "Shares") of the Company, subject to certain adjustments. In addition, Cerberus Partners, L.P., a Delaware limited
partnership  ("Cerberus  Partners"),   and  Cerberus   International,   Ltd.,  a
corporation organized under the laws of the Bahamas ("Cerberus International"), hold an aggregate of 46,599 Shares and may be entitled to receive an additional 2,609 Shares. The precise number of Shares to be held by Cerberus Partners and Cerberus International shall be determined following the resolution of certain of Air Canada's disputed creditors' claims. Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held by, and to be issued to, Promontoria, Cerberus Partners and Cerberus International. Thus, as of September 30, 2004, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg may be deemed to beneficially own up to 9,308,467 Shares, or 10.7% of the Shares deemed issued and outstanding as of that date.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the Class A Variable Voting Shares (the "Shares") of Ace Aviation Holdings Inc. (the "Company"), a Canadian corporation and the parent holding company of Air Canada, pursuant to the Consolidated Plan of Reorganization, Compromise and Arrangement of the Company, dated as of July 12, 2004 (the "Plan of Reorganization"). The principal executive offices of the Company are located at 7373 Cote-Vertu West Blvd., Saint-Laurent, Quebec, Canada H4Y 1H4.

Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Stephen Feinberg, whose business address is 299 Park Avenue, 22nd Floor, New York, New York 10171. Mr. Feinberg serves as the managing member of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus Partners"), and, through one or more intermediate entities, the investment manager for Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("Cerberus International"), and Promontoria Holding III, B.V., a company incorporated under the laws of The Netherlands ("Promontoria"). Cerberus Partners, Cerberus International and Promontoria are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Feinberg also provides investment management and other services for various other third parties.

          Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Pursuant to an Investment Agreement, dated as of June 23, 2004, by and between Air Canada and Cerberus ACE Investment, LLC ("Cerberus ACE"), Cerberus ACE agreed to make an investment in the Company in exchange for certain equity securities of the Company (the "Investment Agreement"). Pursuant to an Assignment Agreement, dated as of September 29, 2004, by and between Cerberus ACE and Promontoria, Cerberus ACE assigned to Promontoria all of its rights and obligations under the Investment Agreement and Promontoria assumed all such rights and obligations (the "Assignment Agreement"). In connection with the Investment Agreement and the Assignment Agreement, on September 30, 2004, in exchange for an investment in the Company in the amount of Cdn. $250 million, Promontoria received 12,500,000 Preferred Shares of the Company (the "Preferred Shares"). All funds used to purchase or acquire the securities of the Company pursuant to the Investment Agreement and the Assignment Agreement came directly from the assets of Promontoria.

          Furthermore, pursuant to a partial settlement of a proven unsecured creditor claim against Air Canada and through the exercise of rights offered to unsecured creditors as partial satisfaction of their claims against Air Canada, Cerberus Partners and Cerberus International were issued, in the aggregate, 46,599 Shares and may be entitled to receive an additional 2,609 Shares. The precise number of Shares that will be held by Cerberus Partners and Cerberus International shall be determined following the resolution of certain of Air Canada's disputed creditors' claims.


Item 4.   Purpose of Transaction.
          ----------------------

          The acquisition of Shares referred to in Item 5 is for investment purposes. Mr. Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of
Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon the Company's Form 6-K, as filed with the Securities and Exchange Commission (the "Commission") on October 1, 2004, there were 77,334,674 Shares issued and outstanding as of September 30, 2004. As of September 30, 2004, Promontoria was the holder of 12,500,000 Preferred Shares. The Preferred Shares are convertible at Promontoria's option at any time into 9,259,259 Shares, subject to certain adjustments. In addition, pursuant to a partial settlement of a proven unsecured creditor claim against Air Canada and through the exercise of rights offered to unsecured creditors as partial satisfaction of their claims against Air Canada, Cerberus Partners and Cerberus International hold 46,599 Shares and may be entitled to receive an additional 2,609 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held by, and to be issued to, Promontoria, Cerberus Partners and Cerberus International. Thus, as of September 30, 2004, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg may be deemed to beneficially own up to 9,308,467 Shares, or 10.7% of the Shares deemed issued and outstanding as of that date.

          As long as Promontoria is a non-Canadian person, the Preferred Shares are convertible into Shares. Cerberus Partners and Cerberus International hold, and may be issued, Shares. The Shares have limited voting rights. As of September 30, 2004, the Company also has 11,480,430 Class B Voting Shares (the "Class B Shares") issued and outstanding. The Class B Shares may only be held by Canadian investors. On a fully-converted basis, taking into account both the Shares and the Class B Shares, Mr. Feinberg beneficially owns approximately 2.7% of the voting equity of the Company.

          During the sixty days prior to September 30, 2004, the only transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, was the September 30, 2004 consummation of the transactions contemplated by the Investment Agreement and the Assignment Agreement as described in this Schedule 13D.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          In connection with the Plan of Reorganization, Air Canada and Cerberus ACE, among others, entered into an Investment Agreement, dated as of June 23,

2004 and attached hereto as Exhibit 1, pursuant to which, among other things, Cerberus ACE has the right to designate three (3) of the eleven (11) initially designated members of the Board of Directors of the Company (the "Board"), subject to certain adjustments, as more particularly set forth in the Investment Agreement.

          In addition, Promontoria and Cerberus ACE entered into an Assignment and Assumption Agreement, dated as of September 29, 2004 and attached hereto as
Exhibit 2, pursuant to which Cerberus ACE assigned to Promontoria, and Promontoria assumed, all of Cerberus ACE's rights and obligations under the Investment Agreement.

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference or attached to this Schedule 13D as exhibits pursuant to Item 7 hereof.

          Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg and any person or entity.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Investment Agreement, dated as of June 23, 2004, between Air Canada and Cerberus ACE.

          2. Assignment and Assumption Agreement, dated as of September 29, 2004, between Cerberus ACE and Promontoria.



                                    Signature
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           October 11, 2004


                                            /s/ Stephen Feinberg
                                           -------------------------------------
                                           Stephen Feinberg,  in   his  capacity
                                           as the  managing  member of  Cerberus
                                           Associates,  L.L.C.,  (i) the general
                                           partner  of  Cerberus Partners, L.P.,
                                           and,  (ii)  through   one   or   more
                                           intermediate entities, the sole owner
                                           of  Promontoria  Holding  III,  B.V.,
                                           and as the  investment   manager  for
                                           Cerberus International, Ltd.


      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See, 18 U.S.C. 1001).

Exhibit 1. Investment Agreement dated as of June 23, 2004 between Air Canada and Cerberus ACE.



                                                                   June 23, 2004
Air Canada
Air Canada Centre
7373 Cote-Vertu Boulevard West
Saint-Laurent, Quebec
H4Y 1H4

Dear Sirs:

          Upon acceptance by Air Canada, this Agreement will set out the terms and conditions of an agreement governing the investment by Cerberus ACE Investment, LLC (the "Investor") of $250 million in a holding company for the Air Canada group of companies to be incorporated and to be named ACE Aviation Holdings Inc. ("ACE") in the manner described below (the "Investment").

          The Investment will be made in conjunction with a restructuring of Air Canada and certain related entities, which will result, among other things, in
(a) the compromise and exchange of the affected Claims of Air Canada Creditors into Equity Securities of ACE and/or Preference Shares, and (b) the exchange of all issued and outstanding shares in the capital of Air Canada, other than the Class A preferred shares which will be redeemed, for less than 0.01% of the Equity Securities of ACE.

          This restructuring and the Investment will be effected as part of a consolidated plan of reorganization, compromise and arrangement under the CCAA, which will also provide for, inter alia, a plan of arrangement and a plan of reorganization under the CBCA and the ABCA as such plan may be modified, amended or supplemented from time to time (collectively, the "Plan").

          Capitalized terms used herein, and not otherwise defined, shall have the meanings ascribed to them in Schedule 1.

          1. The Investment; Board of Directors

          Upon the terms, and subject to the conditions, contained in this Agreement, the Investor agrees to subscribe for preference shares in the capital of ACE (the "ACE Preference Shares") and to pay $250 million (the "Investment Price") as the subscription price therefor, such securities to represent on an as-converted basis, 9.163% of the Fully Diluted Equity of ACE following the restructuring referred to in the second paragraph of this Agreement (assuming management options for the maximum of 3% of the issued and outstanding equity of ACE at Closing and after using the proceeds to redeem or repurchase the GECC convertible note and the GECC warrants, but before any other dilution as a result of any future issuances of management and/or employees stock incentive plans). The terms of the ACE Preference Shares shall be as set forth in Schedule 2.

          The Board of Directors of ACE shall be comprised of 11 members. 3 of the 11 initially designated members of the Board, who may or may not be "independent" or "related" (as such terms are defined in the applicable Canadian regulatory and TSX rules and guidelines) but no more than 2 of whom shall be non-residents of Canada, will be those identified by the Investor to Air Canada. Notwithstanding anything to the contrary herein, the Investor shall maintain the right to designate 3 of the 11 members of the Board for a minimum of two years after the Closing Date. After the second anniversary of the Closing Date, for as long as the Investor and its affiliates hold at least 75% of the ACE Preference Shares (or common shares into which they are convertible) originally purchased hereunder, the Investor shall have the right to designate 3 individuals identified by the Investor to ACE to the Board. Of such 3 designees, not more than 2 shall be non-residents of Canada. After the second anniversary of the Closing Date, for as long as the Investor and its affiliates hold at least 50% but less than 75% of the ACE Preference Shares (or common shares into which they are convertible) originally purchased hereunder, the Investor shall have the right to designate 2 individuals to the Board, and for as long as the Investor and its affiliates hold at least 25% but less than 50% of the ACE Preference Shares (or common shares into which they are convertible) originally purchased hereunder, the Investor shall have the right to designate 1 member of the Board. For as long as the Investor and its affiliates hold at least 2.5% of the economic equity interests of ACE, the Investor shall have the right, at reasonable times and upon reasonable notice, to have access to the management of ACE and to all reasonable financial and operating information of ACE in order to consult with management and express its views on the business and affairs of ACE and its subsidiaries, including business plans, budgets and quarterly results.

          2. The Plan

          The form and content of the Plan shall be determined by Air Canada; provided, however, that the Plan shall give effect to the terms hereof and shall otherwise contain provisions substantially as set out, in all material respects, in the outline of the Plan provided to the Investor.

          3. Governance Structure

          The Monitor, in its mandate of facilitating and overseeing the financial restructuring of Air Canada and the other Applicants, shall direct the development and implementation of a corporate governance structure for ACE, working in coordination with Air Canada and consulting to the extent reasonably possible with Air Canada's stakeholders.

          Air Canada agrees the composition of the Board shall be as set forth in Schedule 2.

          4. Conditions Precedent in Favour of the Investor

          4.1. The obligation of the Investor to make the Investment, shall be subject to the satisfaction of, or compliance with, each of the following conditions at or prior to the Closing Date, which conditions are for the exclusive benefit of the Investor and may be waived (to the extent legally permissible), in whole or in part, by the Investor in its sole discretion:

               (a) Corporate Structure. The corporate structure of ACE and its subsidiaries shall be substantially as set out in Schedule 4, or otherwise reasonably consistent with the Business Plan.

               (b) Financing Arrangements. The GE Exit Financing, all other GECC financings and all other agreements with GECC contemplated by the Business Plan shall be completed contemporaneously with the Closing in all material respects in accordance with the agreements or term sheets provided to the Investor on or before the date of this Agreement and there shall be no agreements or obligations, individually or in the aggregate of ACE, Air Canada or its subsidiaries entered into in connection therewith, which are materially inconsistent with the terms provided to the Investor on or before the date of this Agreement.

               (c) Material Adverse Change. DB shall not have terminated its obligations under the Amended and Restated Standby Purchase Agreement pursuant to the occurrence of a Material Adverse Change.

               (d)  Registration  Rights  Agreement.   The  Registration  Rights
Agreement shall have been entered into by the Investor and ACE.

               (e) Listing of ACE Equity. All such action shall have been taken as may be necessary and appropriate to have the classes of equity securities in the capital of ACE (excluding the ACE Preference Shares) and Air Canada (including Preference Shares, if any, and equity shares exchangeable therefor) that will be issued pursuant to the Plan and that are to be widely held listed and posted for trading on the TSX.

               (f) Regulatory Approvals. All necessary regulatory approvals shall have been obtained.

               (g) Rights Offering. The consummation of the Rights Offering, including any related funding by DB pursuant to the Amended and Restated Standby Purchase Agreement, shall take place contemporaneously with the Closing.

               (h) No Legal Restraint. No effective, pending or threatened injunction, stay, appeal, restraining order or decree by any court of competent jurisdiction or governmental authority or agency or related proceedings, and no law, regulation or directive (whether or not having the effect of law) shall have been issued, proposed, enacted, promulgated or applied, preventing the Investment.

               (i) Compliance with Covenants. Air Canada shall have performed, or complied with, in all material respects, all obligations and covenants contained in this Agreement to be performed, or complied with, by it at or prior to Closing. The Investor shall have received a certificate of Air Canada addressed to the Investor and dated the Closing Date, signed on behalf of Air Canada by two senior officers of Air Canada without personal liability, confirming the same as at the Closing Date.

               (j)  ACE  Preference  Shares.  The   certificate  or   instrument
governing the ACE Preference Shares and the ACE Articles shall contain the provisions set out in Schedules 2 and 3 and shall otherwise be in form and substance reasonably acceptable to the Investor.

          4.2. The Investor may not rely on the failure to satisfy any of the conditions precedent in 0 if the condition precedent would have been satisfied but for a default by the Investor in complying with its obligations hereunder.

          5. Conditions Precedent in Favour of Air Canada

          5.1. The obligations of Air Canada and ACE under this Agreement shall be subject to the following conditions being fulfilled or performed prior to the Closing Date, which conditions are for the exclusive benefit of Air Canada and may be waived (to the extent legally permissible), in whole or in part, by Air Canada in its sole discretion:

               (a) Truth of Representations and Warranties. The representations and warranties of the Investor contained in this Agreement shall have been true and correct in all material respects on the date of this Agreement and shall be true and correct in all material respects on the Closing Date with the same force and effect as if such representations and warranties had been made on and as of such date.

               (b) Performance of Covenants. The Investor shall have fulfilled, or complied with, in all material respects, all covenants contained in this Agreement to be fulfilled, or complied with, by it at or prior to Closing Date.

               (c) No Legal Action. No effective, pending or threatened injunction, stay, appeal, restraining order or decree by any court of competent jurisdiction or governmental authority or agency or related proceedings, any major labour claim or action and no law, regulation or directive (whether or not having the effect of law) shall have been issued, proposed, enacted, promulgated or applied, staying or delaying the effectiveness of any approvals or orders confirming the Plan or preventing the Investment or having a Material Adverse Effect on the Business Plan.

          5.2. Air Canada may not rely on the failure to satisfy any of the conditions precedent in 0 if the condition precedent would have been satisfied but for a default by Air Canada in complying with its obligations hereunder.

          6. Mutual Condition Precedent

          6.1. The obligations of Air Canada and the Investor under this Agreement shall be subject to the following condition being fulfilled or performed prior to Closing Date, which condition is for the benefit of each of Air Canada and the Investor and may be waived (to the extent legally permissible), in whole or in part, by the mutual agreement of Air Canada and the
Investor:

               (a) The Plan. All necessary approvals of the Plan by the Air Canada Creditors (and security holders as required by law) shall have been obtained and the Plan shall have been approved, sanctioned and confirmed by the Court pursuant to the applicable provisions of the CCAA, the CBCA and the ABCA under one or more final binding orders satisfactory to Air Canada and non-appealable which order(s) shall have been recognized, adopted, sanctioned, confirmed or otherwise enforced by one or more final, binding and non-appealable orders of the U.S. Court in a manner satisfactory to Air Canada by no later than December 31, 2004, or such later date as is mutually acceptable to the Investor and Air Canada.

               (b) Consents. All consents, approvals, orders and authorizations of any Person (and registrations, declarations, filings or recordings with any Governmental Entity) required, in connection with the completion of any of the transactions contemplated by this Agreement, the execution of this Agreement, the Transaction Documents, the Closing or the performance of any of the terms and conditions of this Agreement or the Transaction Documents, including all necessary creditor, court, governmental, legislative, administrative, regulatory and third party approvals and consents within and outside Canada, including securities regulatory, Competition Act, Canada Transportation Act and federal or provincial business corporations act, consents to the disclosure of Personal Information to the Investor, any consents required under Material Contracts and the Required Consents and Approvals, shall have been obtained at or before the Closing Date except where the failure to obtain the consents, approvals, orders or authorizations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

          7. Representations and Warranties of Air Canada

          7.1. Air Canada represents and warrants as follows to the Investor, and acknowledges and confirms that the Investor is relying on such representations and warranties in entering into this Agreement, except that for greater certainty each of the representations and warranties set forth below is qualified by the contents of the Disclosure Letter and provided that Air Canada shall be deemed to not be making any representation and warranty where the failure of one or more representations and warranties to be true and correct (without regard to any materiality qualifications) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

               (a) Incorporation and Qualification. Air Canada is a corporation continued under the Laws of Canada, is validly subsisting and has the corporate power to own properties and conduct its business as currently owned and conducted, and to enter into and perform its obligations under this Agreement. The Subsidiaries listed in Schedule 6 are all the subsidiaries of Air Canada. Each of the Subsidiaries has been duly incorporated or formed under all applicable Laws, is validly subsisting and has the corporate or legal power to own its properties and conduct its business as currently owned and conducted. All of the outstanding shares and other ownership interests of the Subsidiaries have been issued and are outstanding as fully paid and non-assessable and Air Canada is the direct or indirect registered and beneficial owner of all such shares and other ownership interests. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares or other ownership interests in any of the Subsidiaries. Air Canada does not own, or have any interest in any shares or have an ownership interest in any other Person other than its shareholdings in the Subsidiaries. Air Canada and the Subsidiaries are each duly qualified, licensed or registered to carry on business in all jurisdictions in which they carry on business.

               (b) Authorized and Issued Capital of Air Canada. The authorized capital of Air Canada consists of an unlimited number of common shares, an unlimited number of class A non-voting common shares, an unlimited number of class A non-voting preferred shares and an unlimited number of class B non-voting preferred shares, of which, at the date of this Agreement, no more than 80,000,000 common shares, 42,000,000 class A non-voting common shares, 11,000,000 class A non-voting preferred shares and no class B non-voting preferred shares have been issued and are outstanding as fully paid and non-assessable. Except as disclosed in the Public Documents, there are no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Air Canada of any shares of Air Canada or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Air Canada. Air Canada shall cause ACE to represent and warrant to the Investor, on and as of the Closing Date that the ACE Preference Shares to be issued by ACE pursuant to this Agreement, and any common shares into which such ACE Preference Shares may be converted will be duly authorized, validly issued and fully paid and non-assessable shares in the capital of ACE in accordance with Securities Laws of the provinces of Canada.

               (c) Due Authorization. Air Canada has all right, corporate power and authority to enter into this Agreement to which it is a party and to consummate the transactions contemplated hereby.

               (d) Validity of Agreement. The execution, delivery of Air Canada and the performance by Air Canada and ACE of this Agreement and each of the other Transaction Documents:

                    (1) has been duly authorized by all necessary corporate action on the part of Air Canada;

                    (2) does not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) and will not result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any of the terms or provisions of the articles or by-laws or any Post-Plan Contract to which they or any of the Companies is a party or pursuant to which any of its or their assets may be affected;

                    (3) does not and will not result in a breach of, or cause the termination, modification, cancellation, prepayment, suspension, limitation, acceleration or revocation of, or give any Person a right or grounds to terminate or revoke, any Authorization held by the Companies or necessary or desirable to the operation of the Business; and

                    (4) does not and will not result in the violation of any Law.

               (e) Execution and Binding Obligation. This Agreement has been duly executed and delivered by Air Canada and, once approved by the Court, shall constitute a legal, valid and binding obligation of Air Canada enforceable against Air Canada in accordance with its terms, subject to (i) any limitation under any Law relating to bankruptcy, winding-up, insolvency, arrangement and other Laws of general application affecting the enforcement of creditors' rights and subject to required approvals under the Plan and the CCAA and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

               (f) Consents. No notification, consent, approval, order or authorization, or registration or declaration, is required by or with respect to ACE, Air Canada or any of the Companies in connection with the execution and delivery of this Agreement, the Transaction Documents and the consummation of the transactions contemplated hereby and thereby, other than the Required Consents and Approvals and other than pursuant to the GE Agreements.

               (g) Compliance with Laws. ACE will upon its incorporation, and the Companies are, conducting the Business in compliance with (i) all Laws, and
(ii) all binding commitments of ACE or the Companies, other than in the case of acts of non-compliance or failures to comply that may be permitted by the Court as part of the CCAA Proceedings, none of which constitutes or may reasonably be expected to constitute a Material Adverse Effect. None of the Companies has received any notice of any alleged violation of any such Laws or binding commitments.

               (h) Regulatory Matters and Authorizations. The Companies own, hold, possess or lawfully use in the operation of the Business and are in material compliance with all Authorizations that are necessary or desirable (i) for the Companies to conduct the Business as currently conducted or are proposed to be conducted; or (ii) for the ownership and use of their assets in compliance with all Laws, including from all Governmental Entities that regulate the airline industry in whole or in part in each applicable jurisdiction, including the Canadian Federal Department of Transport and the U.S. Federal Aviation Administration. Each Authorization is valid, subsisting and in good standing, the Companies are not in default, breach or violation of any Authorization, no proceeding is in progress or pending or, to the knowledge of Air Canada, threatened, to revoke or limit any Authorization, all steps have been taken and filings made on a timely basis with respect to each Authorization and its renewal, and no Authorization will be revoked, cancelled, suspended or in any way affected by the execution, delivery, performance or consummation of this Agreement.

               (i) Books and Records. The Books and Records, in all material respects, (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect all material transactions of Air Canada and the Companies, and (iii) accurately and fairly reflect the basis for the consolidated financial statements of Air Canada. Air Canada has developed and maintains a system of internal accounting controls that assures that (i) transactions are executed in accordance with management's general or specific authorization and (ii) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP and fairly presenting the financial position of the Companies and (B) to maintain accountability for assets. Air Canada maintains controls and other procedures that are designed to ensure that information which will be required to be disclosed by ACE in the reports that it files or submits to the SEC is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms.

          (j) Public Disclosure. Air Canada has filed with the Canadian securities regulatory authorities and the SEC true and complete copies of all forms, reports, financial statements and other documents required to be filed by it with the Canadian securities regulatory authorities and the SEC as a reporting issuer and registrant respectively since December 31, 2001 (such forms, reports, financial statements and other documents, including any schedules included therein, are referred to as the "Public Documents"). The Public Documents at the time filed (i) did not contain any misrepresentation (as defined in the Securities Act) and (ii) complied in all material respects with the requirements of Securities Laws of the provinces of Canada, the CBCA and Securities Laws of the United States. Air Canada has not filed any confidential material change report with any securities regulatory authority or any stock exchange or other self-regulatory authority, which at the date of this Agreement remains confidential.

               (k) Financial Statements. The audited consolidated financial statements of Air Canada for the year ended, and as at, December 31, 2003 (the "Year End Financial Statements") and the Interim Financial Statements have been prepared in accordance with GAAP applied on a basis consistent with that of previous fiscal years and each presents fairly:

                    (1) the sales, earnings, results of operation and financial position of Air Canada during the period covered by such financial statements; and

                    (2) the assets, liabilities, (whether accrued, absolute, contingent or otherwise) and financial position of Air Canada as at the respective dates of the relevant statements.

               (l) Insurance. Each of Air Canada and the Companies maintains such policies of insurance, issued by responsible insurers, as are appropriate to its operations, property and assets, in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses, properties and assets. All such policies of insurance are in full force and effect and none of Air Canada or any of the Companies is in default, as to the payment of premiums or otherwise, under the terms of any such policy. Since December 31, 2003, there has been no notice of cancellation, termination or reduction in coverage or increase of premium or intention to cancel any of the policies received by any of the Companies, such policies are adequate and suitable for the Companies' respective business and none of the Companies will do or admit to doing any act which might render any of the policies as they exist to date void or voidable or which will reasonably be expected to result in a Material Adverse Effect.

               (m) Litigation. Except as disclosed in the Disclosure Letter, the Public Documents or the Monitor's Reports and except for those litigation Claims which will be compromised in full under the Plan, there are no claims, investigations, grievances or proceedings, including appeals and applications for review, in progress, or, to the knowledge of Air Canada, pending or threatened against or relating to Air Canada or any of the Companies including before any Governmental Entity, which, if determined adversely to Air Canada or any of the Companies, would:

                    (1) have a Material Adverse Effect on the properties, business, future prospects or financial condition of Air Canada and any of the Companies considered on a consolidated basis;

                    (2) enjoin, restrict or prohibit the issuance or transfer of all or any part of the securities of ACE or the Companies as contemplated by the Plan or this Agreement;

                    (3) prevent Air Canada or any of the Companies from fulfilling any of their respective obligations set out in this Agreement or arising from the Plan or this Agreement; or

                    (4) impose any material limitations on the ability of the Investor to acquire or hold or exercise full rights of ownership or protection for the relevant shares in ACE as contemplated in this Agreement, and Air Canada has no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success. Except as disclosed in the Disclosure Letter, the Public Documents or the Monitor's Reports, there is no judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Air Canada or any of the Subsidiaries that would be reasonably expected to have a Material Adverse Effect.

               (n) Taxes. Except as disclosed in the Disclosure Letter, the Public Documents or the Monitor's Reports:

                    (1) Each of the Companies has filed or caused to be filed, within the times and in the manner prescribed by Law, all Tax Returns that are required to be filed by or with respect to each of the Companies, save for the income Tax Returns due for the years ended December 31, 2002 and December 31, 2003, which will be filed prior to the Closing Date. The information contained in such Tax Returns is correct and complete, and such Tax Returns reflect accurately all income and all other amounts and information required to be reported thereon for the periods covered thereby.

                    (2) All Taxes that are payable by or due from each of ACE and the Companies have been fully paid, fully disclosed and fully provided for as a liability or reserve for Taxes in the Books and Records and the Year-End Financial Statements or will be compromised under the Plan.

                    (3) The income and capital tax liability of each of the Companies has been assessed by the relevant Governmental Entity and notices of assessment have been issued to each of the Companies by the relevant Governmental Entity for all taxation years or periods prior to and including the taxation year or period ended on December 31, 2001, except for Air Canada's Ontario corporate income and capital tax, in respect of which the relevant year or period ended on December 31, 2002.

                    (4) Each of ACE and the Companies has duly and timely withheld from each amount paid or credited or deemed to be paid or credited by it the amount of all Taxes and other deductions required to be withheld therefrom and has duly and timely remitted the same to the relevant Governmental Entity within the time required under any Law.

                    (5) None of ACE or the Companies has requested, offered to enter into or entered into any agreement or other arrangement, or executed any waiver, providing for any extension of time within which (i) to file any Tax Return covering any Taxes for which ACE or the Companies is or may be liable;
(ii) to file any elections, designations or similar filings relating to Taxes for which ACE or the Companies is or may be liable; (iii) ACE or the Companies is required to pay or remit any Taxes or amounts on account of Taxes; or (iv) any Governmental Entity may assess or collect Taxes for which ACE or the Companies is or may be liable.

                    (6) There are no proceedings, investigations, audits or claims now pending or threatened against ACE or the Companies in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes.

                    (7) Each of ACE and the Companies has duly and timely collected all amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it.

                    (8) For purposes of the Income Tax Act (Canada) or any other applicable Tax statute, no Person or group of persons has ever acquired or had the right to acquire control of ACE or the Companies.

               (o) Material Subsidiaries. The Material Subsidiaries are the only Subsidiaries that are material to the Companies. None of Air Canada or any of the Subsidiaries has any obligations or liabilities (whether direct, indirect, absolute, accrued, contingent or otherwise) that are material to Air Canada and the Subsidiaries, considered on a consolidated basis, other than obligations or liabilities that (i) are reflected in the Year-End Financial Statements, (ii) have arisen in the Ordinary Course since December 31, 2003, or in the case of the Applicants, in the context of the CCAA Proceedings and consistent with the orders of the Court, (iii) have been disclosed in the Disclosure Letter, the Public Documents or in the Monitor's Reports, or (iv) are contemplated by the Business Plan.

               (p) Pension Matters. Except as disclosed in the Disclosure Letter, the Public Documents or the Monitor's Reports:

                    (1) No Company contributes to, or has any obligation under, any Benefit Plan relating to retirement or retirement savings, including pension plans or supplemental pensions, whether funded or unfunded, other than the Pension Plans and group registered retirement savings plans. Air Canada has made, or will make, available to the Investor true, correct and complete copies of the Pension Plans and group registered retirement savings plans, as amended as of the date hereof, together with all related documentation including funding and investment management agreements, summary plan descriptions, the most recent actuarial reports, financial statements and asset statements, and all material correspondence with all regulatory authorities. Air Canada has made, or will make, available to the Investor true, correct and complete copies of all material Benefit Plans;

                    (2) All of the Pension Plans and all material Benefit Plans are and have been established, registered, qualified, funded, invested and administered, and all payments made from, or in connection with, each Pension Plan or material Benefit Plan have been, in all material respects, in accordance with their terms and all Laws, including all Tax Laws, where same is required for preferential Tax treatment and no fact or circumstance exists that could adversely affect the preferential Tax treatment ordinarily accorded to any such Pension Plan or material Benefit Plan;

                    (3) Except as contemplated in the Business Plan, no material Taxes, penalties or fees are owing or eligible under or in relation to any Benefit Plan;

                    (4) There is no material investigation by a Governmental Entity, or material claim (other than routine claims for payment of benefits) pending or threatened involving any Benefit Plan or its assets, and no facts exist which could reasonably be expected to give rise to any such investigation or claim (other than routine claims for benefits);

                    (5) No event has occurred respecting any Benefit Plan which would entitle any Person (without the consent of Air Canada or any Subsidiary) to wind-up or terminate any material Benefit Plan, in whole or in part; and

                    (6) Where any Benefit Plan, other than the Pension Plans, provide benefits beyond retirement or other termination of service to Employees or former Employees of any Company or to the beneficiaries or dependants of such Employees or former Employees, the liabilities under such Benefit Plan have been disclosed in the Year-End Financial Statements and Interim Financial Statements.

               (q)  Environmental.

                    (1) All operations of Air Canada and the Companies have been conducted, and are now, in material compliance with all Environmental Laws.

                    (2) There are no proceedings, applications, charges, directions, instructions, orders, decrees, other agreements relating to Air Canada and the Companies, or any of their properties or assets, arising, issued pursuant to or entered into under any Environmental Law that have or could be reasonably expected to give rise to an Environmental Claim.

                    (3) Neither Air Canada nor any of the Companies has received any written allegation or other written information (the subject matter of which allegation or information has not been resolved in a manner that has or could be reasonably expected to give rise to an Environmental Claim) that past or present actions, activities, circumstances, conditions, events or incidents (including the release, emission, spill, discharge, or disposal of any Environmental Materials) relating to the conduct or operation of the business of Air Canada or any of the Companies could reasonably be expected to give rise to an Environmental Claim relating to or against Air Canada or any of the Companies or against any Person whose liability for such Environmental Claim Air Canada or any of the Companies has retained or assumed, either contractually or by operation of Law.

                    (4) Except where in material compliance with Environmental Laws, (A) no Environmental Materials are present in, on or under any real property or assets owned, leased or occupied by Air Canada or any of the Companies at levels or in a condition that exceed decommissioning or remediation standards under Environmental Laws; and (B) there are no underground storage tanks that are owned, leased or operated by Air Canada or any of the Companies.

                (r) Absence of Changes and Unusual Transactions. Except as disclosed in the Year-End Financial Statements, the Interim Financial Statements, the Public Documents, the Monitor's Reports and the Disclosure Letter,

                    (1) none of Air Canada or any of the Companies has incurred or assumed any obligation or liability (fixed or contingent), except unsecured current obligations and liabilities (i) incurred in the Ordinary Course of business or, in the case of the Applicants, in the context of the CCAA Proceedings and consistent with the orders of the Court or (ii) contemplated by the Business Plan;

                    (2) none of Air Canada or any of the Companies has discharged or satisfied any Lien, or paid any obligation or liability (fixed or contingent) other than liabilities included in the Balance Sheets and liabilities (i) incurred since the date of the Balance Sheets in the Ordinary Course of business or, in the case of the Applicants, in the context of the CCAA Proceedings and consistent with the orders of the Court; or (ii) contemplated by the Business Plan;

                    (3) none of the Applicants has suffered an operating loss or any extraordinary loss, waived or omitted to take any action in respect of any rights, or entered into any commitment or transaction (i) not in the Ordinary Course of business or, in the case of the Applicants, in the context of the CCAA Proceedings and consistent with the orders of the Court; or (ii) contemplated by the Business Plan;

                    (4) none of Air Canada or any of the Companies has granted any bonuses, whether monetary or otherwise, or made any general wage or salary increases in respect of its Employees, other than as provided for in the Collective Agreements, or changed the terms of employment for any Employee (including promising to create any additional Benefit Plan or improve the benefits provided under any Benefit Plan) or entered into a written contract with any Employee except (i) in the Ordinary Course of business and consistent with past practice or, in the case of the Applicants, in the context of the CCAA Proceedings and consistent with the orders of the Court or (ii) as contemplated by the Business Plan;

                    (5)  there  has  been  no  change  in  accounting   methods,
principles or practices affecting the consolidated assets, liabilities or results of operations of any of the Companies; and

                    (6) none of Air Canada or any of the Companies has authorized, agreed, or otherwise become committed, to do any of the foregoing.

               (s) Restrictive Covenants. Except as set out in the Disclosure Letter, the Public Documents or in the Monitor's Reports and except for the restrictions placed upon certain specific assets contained in the agreements for the provision of such assets, none of Air Canada or any of the Companies is a party to or bound or affected by any agreement, arrangement, undertaking or other understanding (whether written or oral):

                    (1) materially limiting the freedom of Air Canada or any of the Companies to compete in any line of business or any geographic area, establish the prices at which it may sell any services, sell services to any customer or potential customer, or relocate or move any of its assets or operations; or

                    (2) that would have a Material Adverse Effect on its business practices, operations or financial condition or the continued operation of the Business after the Closing Date as presently carried on.

               (t) Intellectual Property and Technology.

                    (1) Air Canada holds, owns, or has the right to use or owns all Technology material to the operation and conduct of the business of Air Canada and the Companies.

                    (2) Each of Air Canada and the Companies is using or holding the Technology of which it is not the sole beneficial and registered owner with the consent of, or a licence from, the owner of such Technology, all of which such consents or licences are in full force and effect and no default exists on the part of Air Canada or any of the Companies or, to the knowledge of Air Canada or any of the Companies, on the part of any of the parties thereto.

                    (3) All of the Intellectual Property is in full force and effect and has not been used or enforced or failed to be used or enforced in a manner that would result in its abandonment, cancellation or unenforceability and all Intellectual Property consisting of issued registrations, or in the case of inventions, issued patents, is valid and enforceable.

                    (4) There are no claims by Air Canada or any of the Companies relating to breaches, violations, infringements or interferences with any of the Technology by any other Person and none of Air Canada or any of the Companies has any knowledge of any facts upon which such a claim could be based.

                    (5) There are no claims in progress or to the knowledge of Air Canada pending or threatened against Air Canada or any of the Companies relating to the Technology and the carrying on of Air Canada's business and the carrying on of each Company's business and the use, possession, reproduction, distribution, sale, licensing, sublicensing or other dealings involving any of the Technology does not breach, violate, infringe or interfere with any rights of any other Person.

                    (6)  The Information Technology:

                           (a) is suitable for the purposes for which it is being used;

                           (b) is complete in all material respects and no other computer hardware, software, system or other information technology is needed in order to carry on Air Canada's business and the business of each Company as currently conducted, except such computer hardware, software, system or other information the absence of which would not cause a Material Adverse Effect; and

                           (c) the Services Agreement between Air Canada and IBM dated July 8, 2001, as amended, is in full force and effect and is sufficient to allow Air Canada and each Company to carry on its business as currently conducted.

               (u) Real Property Generally. Except as disclosed in the Public Documents, Air Canada and each of the Companies has good and sufficient title in fee simple to its Owned Real Property and valid leasehold or subleasehold interests in licenses of, or rights to use or occupy, all Leased Real Property necessary to permit the operation of its businesses, as they are now being or are proposed to be conducted, except for such failure of title or deficiency in such leasehold or subleasehold interests, licenses of, or rights to use or occupy, all Leased Real Property as would, individually or in the aggregate, not have a Material Adverse Effect.

               (v)  Sarbanes-Oxley Compliance.

                    (1) Air Canada maintains the disclosure controls and procedures required by the Exchange Act Rule 13a-15 and Rule 15d-15, as applicable. Such controls and procedures are effective to ensure that all material information concerning Air Canada and the Subsidiaries required to be disclosed in SEC Reports is made known on a timely basis to the individuals responsible for the preparation of Air Canada's filings with the SEC and other public disclosure documents, and the conclusions regarding the effectiveness of the disclosure controls and procedures set forth in the SEC Reports are true and correct in all material respects.

                    (2) The chief executive officer and the chief financial officer of Air Canada have signed, and Air Canada has filed with or furnished to the SEC, as applicable, all certifications required by Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 with respect to the SEC Reports filed since such certifications have been required and such certifications were true and correct when filed and have not been modified or withdrawn.

                    (3) Neither Air Canada nor any of its officers has received any notice from the SEC or any other Governmental Entity that any of Air Canada's accounting policies or practices are the subject of any review, inquiry, investigation or challenge other than comments from the SEC on Air Canada filings, which comments have either been satisfied or withdrawn by the SEC.

                    (4) At the time of the signing of the audit report for any audit period commencing on or after January 1, 2000, as required by applicable Law at the time the financial statements were signed by the auditor of Air Canada, the auditor of Air Canada's financial statements for each such period was (A) qualified as an "independent accountant" as required by the Exchange Act, as amended (and the rules and regulations promulgated thereunder) and (B) complied with the auditor independence requirements of Securities Laws of the provinces of Canada.

                    (5) For purposes of 7.1(v), the Sarbanes-Oxley Act of 2002 shall include the rule and regulations promulgated thereunder.

               (w) Aircraft Lessors. Air Canada's negotiation, and definitive agreements entered into, with all relevant aircraft lessors shall be consistent, in all material respects, with the Business Plan.

          7.2. The representations and warranties set out in 0 shall survive for the benefit of the Investor until the Implementation Time and shall thereupon terminate and be null and void and of no further effect.

          8. Representations and Warranties of the Investor

          8.1. The Investor represents and warrants as follows to Air Canada and acknowledges and confirms that Air Canada is relying on such representations and warranties in entering into this Agreement:

               (a) Incorporation and Corporate Power. The Investor is a limited liability company organized and existing under the Laws of the State of Delaware and has the company power to enter into and perform its obligations under this Agreement.

               (b)   Validity  of  Agreement.   The   execution,  delivery   and
performance by the Investor of this Agreement:

                    (1) have been duly authorized by all necessary company action on the part of the Investor;

                    (2) do not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or a violation of, or conflict with, any of the terms or provisions of its constating documents or by-laws or any contract to which it is a party or pursuant to which any of its assets or property may be affected; and

                    (3) will not result in the violation of any Law.

               (c) Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Investor and constitutes a legal, valid and binding obligation of the Investor, enforceable against it in accordance with its terms, subject only to (i) any limitation under applicable Laws relating to bankruptcy, insolvency, arrangement or other Laws of general application affecting the enforcement of creditors' rights; and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

               (d) Consents. No consent, approval, order or authorization of, or registration or declaration with, any Governmental Entity, is required by or with respect to the Investor in connection with the execution and delivery of this Agreement or the performance by the Investor of the transactions contemplated hereby, other than the Required Consents and Approvals of the Investor.

               (e) Investor's Financing. The Investor will have on the Closing Date sufficient funds to make and complete the Investment and the availability of which funds is not subject to the consent, approval or authorization of any other Person(s).

               (f) Investment. The Investor is acquiring the ACE Preference Shares under this Agreement solely for the purpose of investment and not with a view to, or for sale in connection with, any distribution thereof in violation of any Securities Laws. The Investor is an "accredited investor" as such term is defined in Rule 45-501 and in Regulation D made under the 1933 Act.

          8.2. The representations and warranties set out in 0 shall survive for the benefit of Air Canada until the Closing Time and shall thereupon terminate and be null and void and of no further effect.

          9. Pre-Implementation Covenants

          9.1. Notice of Changes. Air Canada shall promptly inform the Investor in writing during the Interim Period of (i) any material change in the assets, liabilities (contingent or otherwise), business, affairs, operations, financial condition or capital of ACE or Air Canada and (ii) any fact, change, condition, circumstance or occurrence or non-occurrence of any event that will, or is reasonably likely to, result in a failure to satisfy the conditions to be complied with or satisfied hereunder; provided, however, that the delivery of any such notice pursuant to this 0 shall not limit or otherwise affect the remedies available hereunder to the Investor.

          9.2. Supplementary Material. If required by Laws, Air Canada shall prepare any amendment to the Plan Disclosure Documents or to any documentation supplemental thereto or any amending or supplemental documentation or any similar document required to be filed by the ACE or Air Canada under the Securities Laws. Air Canada shall, or shall cause ACE to, also promptly, and in any event within any applicable time limitation, comply with all applicable filing and other requirements under the Securities Laws and with the rules of the TSX as a result of any change referred to in 0.

          9.3. Consents and Approvals. Air Canada will, or will cause ACE to, obtain the necessary consents, approvals or exemptions for the creation, offering and issue of the ACE Preference Shares to the Investor and the entering into and performance by Air Canada of this Agreement.

          9.4. Cease Trade Order or Other Investigation. From the date hereof through the earlier of (i) the Closing Date, and (ii) the termination of this Agreement, Air Canada will immediately notify the Investor in writing of the issuance, or threatened issuance of any cease trading or similar order or ruling relating to any securities of ACE or Air Canada. Any notice delivered to the Investor as aforesaid shall contain reasonable details of the order or ruling in question.

          9.5. TSX Listing. Air Canada shall take or cause ACE to take all action as may be necessary and appropriate to have the classes of equity securities (including Preference Shares, if any, the ACE Preference Shares and equity shares exchangeable therefor) that will be issued pursuant to the Plan and that are to be widely held, listed and posted for trading on the TSX.

          9.6. Consummation of Transactions. Air Canada shall use its reasonable efforts promptly to take or cause to be taken all actions and promptly to do or cause to be done all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement in accordance with the terms hereof. Without limiting the foregoing, Air Canada will use its reasonable commercial efforts to make all filings with respect to the Plan, and to obtain all of the Required Consents and Approvals.

          9.7. Registration Rights Agreement. Prior to the Closing Date, Air Canada shall enter into, or cause ACE to enter into, the Registration Rights Agreement for the benefit of the Investor containing terms customary for such an agreement and mutually acceptable to Air Canada (or ACE) and the Investor, and consistent with the terms of the registration rights agreement to be entered into with DB prior to the Closing Date.

          9.8. Investment Proposal.

               (a) Air Canada shall not, directly or indirectly, through any officer, director, Employee, representative (including, without limitation and for greater certainty, any investment banker, financial advisor, lawyer or accountant) or agent of Air Canada or any of the Companies, (i) solicit, initiate, encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding any Investment Proposal, (ii) participate in any discussions or negotiations regarding any Investment Proposal, (iii) approve or recommend any Investment Proposal, (iv) publicly disclose in any manner any Investment Proposal, or (v) enter into any agreement, arrangement or understanding related to any Investment Proposal. Air Canada shall promptly notify the Investor of any acquisition of debt or other claims of which it becomes aware which, after giving effect to the Plan, would result in the acquisition of more than 10% of the outstanding equity securities of the Company. Air Canada shall, and shall cause the officers, directors, Employees, representatives and agents of Air Canada and the Companies to, cease immediately all discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, an Investment Proposal and shall enforce all standstill provisions in any confidentiality agreement entered into with Air Canada.

               (b) Air Canada shall forthwith notify, and provide a copy (if written) to, the Monitor and the Investor of any Investment Proposal or any material amendments to any Investment Proposal, or any request for non-public information relating to Air Canada or any Company in connection with an Investment Proposal or for access to the properties, Books and Records of Air Canada or any Company by any Person that informs Air Canada or such other Company that it is considering making, or has made, an Investment Proposal.

          9.9. Air Canada shall ensure that its officers, directors, Employees, representatives and agents and those of the Companies are aware of the provisions of this Section 0, and it shall be responsible for any breach of this
Section 0 by its and the Companies' officers, directors, Employees, representatives or agents.

          9.10. Access to Information.

               (a) Air Canada shall, to enable confirmation by the Investor of the matters contemplated by this Agreement including the Plan Disclosure Documents, (i) furnish to the Investor copies of Books and Records and other relevant material as the Investor shall from time to time reasonably request; and (ii) cause its officers and management to cooperate fully with the representatives and agents of the Investor and shall make themselves available to the extent reasonably necessary.

               (b) Notwithstanding 0, Air Canada shall not be required to disclose any information, records, files or other data to the Investor where prohibited by any Laws. If any consent of any Person or Governmental Entity is required to permit Air Canada to release any information to the Investor, Air Canada shall make all reasonable efforts to obtain such consent promptly.

          9.11. Interim Period. During the Interim Period, Air Canada and each of the Companies shall:

               (a) Continue in force all policies of insurance maintained by, or for the benefit of, the Companies and give all notices and present claims under all insurance policies in a timely fashion; and

               (b) Comply with all Laws affecting the operation of Air Canada or any of the Companies except as permitted by the Court in the CCAA Proceedings.

          9.12. Plan Disclosure Documents. Air Canada shall prepare the Circular in accordance with applicable provisions of the CBCA and the Securities Laws of the provinces of Canada and shall prepare the other Plan Disclosure Documents in accordance with applicable provisions of the Securities Laws and the 1933 Act, as applicable. The Investor shall furnish such information as Air Canada may reasonably request to allow Air Canada to provide "full, true and plain disclosure" in the Plan Disclosure Documents within the meaning of that term under Securities Laws. Air Canada shall not include any disclosure in the Circular or any of the Plan Disclosure Documents concerning the Investment, the Investor or its affiliates, the ACE Preference Shares or the terms and conditions hereof, unless the form and substance of such disclosure is reasonably acceptable to the Investor.

          9.13. Covenants regarding ACE. Air Canada covenants the following:

               (a) ACE will be a corporation incorporated under the Laws of Canada and will have the corporate power to own its property and conduct its business as contemplated by the Business Plan and at the Closing Date shall not have been engaged in any business or operations of any kind other than those incident to those contemplated by the Business Plan and the Plan.

               (b) Upon its incorporation, ACE will be bound by this Agreement and for greater certainty Air Canada shall be responsible for ensuring that all matters with respect to ACE under this Agreement are complied with.

               (c) Except in connection with the Circular, ACE will not have immediately after the Closing Date any indebtedness or any outstanding liabilities or obligations, whether accrued, absolute, contingent or otherwise, including any liabilities as a result of actual or potential litigation, and will not be a party to or bound by any contract, other than this Agreement, any agreement of guarantee, support, indemnification, assumption or endorsement of, or any other commitment with respect to the obligations, liabilities (contingent or otherwise) or indebtedness of any Person other than as contemplated by the Plan or under the GE Agreements.

               (d) The authorized capital of ACE shall be as described in Schedules 2 and 3.

          9.14. ACE and ACE Subsidiaries. Air Canada shall cause each of the following as at the Closing: (i) each of the ACE Subsidiaries will be duly incorporated or formed under all applicable Laws, will be validly subsisting and will have the corporate or legal power to own its properties and conduct its business as contemplated by the Plan; (ii) all of the outstanding shares and other ownership interests of the ACE Subsidiaries will be issued as fully paid and non-assessable and ACE will be the direct or indirect registered and beneficial owner of all such shares and other ownership interests free and clear of all Liens; (iii) there will be no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares or other ownership interests in any of the ACE Subsidiaries; and (iv) each of the Transaction Documents which are constating documents or to which ACE or any ACE Subsidiary and the Investor will be a party at Closing will be executed and delivered by ACE or such ACE Subsidiary and constitute a legal, valid and binding obligation of ACE and the ACE
Subsidiaries, as applicable, enforceable against them in accordance with their terms, subject to (a) any limitation under any Law relating to bankruptcy, winding-up, insolvency, arrangement and other Laws of general application affecting the enforcement of creditors' rights and subject to required approvals under the Plan and the CBCA and (b) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

          9.15. GECC and DB Approval. Air Canada covenants to use commercially reasonable efforts to obtain the approval or acceptance by GECC and DB and their respective affiliates of the terms of this Agreement, the Investment and the Investor pursuant to all documentation under which GECC, DB and their respective affiliates have a right to approve or accept such matters.

          9.16. Redemption/Retirement of GECC Convertible Note and GECC Warrants. The proceeds of the Investment by the Investor contemplated by this Agreement shall be used, in part, to redeem or repurchase the GECC convertible note and the GECC warrants, on terms and conditions as provided in the Amended and Restated DB Standby Purchase Agreement.

          10. Pre-Implementation Covenants of the Investor

          10.1. Notice of Changes. The Investor shall promptly inform Air Canada in writing during the Interim Period of any fact, change, condition, circumstance or occurrence or non-occurrence of any event that will, or is reasonably likely to, result in a failure to satisfy the conditions to be complied with or satisfied by it hereunder; provided, however, that the delivery of any such notice pursuant to this Section 10.1 shall not limit or otherwise affect the remedies available hereunder to Air Canada.

          10.2. Consummation of Transactions. The Investor shall use its reasonable commercial efforts promptly to take or cause to be taken all actions and promptly to do, or cause to be done, all things necessary, proper or advisable under any Law to consummate and make effective the transactions contemplated by this Agreement in accordance with the terms hereof. Without limiting the foregoing, the Investor will use its commercially reasonable efforts to obtain all of the Required Consents and Approvals to the extent within its control and to take or cause to be taken all actions otherwise advisable in the reasonable opinion of Air Canada or the Investor to permit the consummation of the transactions contemplated hereby.

          10.3. Confidentiality Agreement. The Investor agrees that the Confidentiality Agreement shall remain in full force and effect for the benefit of Air Canada and ACE and the Investor agrees that it shall be bound thereby; provided that the Investor and Air Canada agree that Sections 6, 7 and 11 of the Confidentiality Agreement shall terminate and be of no further force and effect as of the Closing Date, it being understood, for the avoidance of doubt, that the restrictions on trading in securities of Air Canada contained in Section 11 of the Confidentiality Agreement shall remain in effect until the Closing but not thereafter.

          10.4. Intentionally Omitted.

          11. Closing

               (a) Subject to the satisfaction or, to the extent legally permissible, waiver of the conditions set forth in Section 0, Section 0 and
Section 0 hereof, Closing shall take place at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario (or such other place as the Investor and Air Canada may mutually agree), at 10:00 a.m. Toronto time on the Closing Date.

               (b) The transactions contemplated hereunder and the transactions provided for under the Plan will be consummated and effected and shall for all purposes be deemed to occur in the sequence and at the time specified in the Plan, commencing at the Closing Time. Therefore, all of the documents, agreements and funding necessary to implement the transactions contemplated hereunder shall be in a final and irrevocable form prior to the Closing Time and shall be held in escrow by the Monitor, to be released in the order and at the times specified in the Plan without any further act or formality.

               (c) The share certificate(s) representing the ACE Preference Shares to be purchased by, and sold to, the Investor hereunder (registered in the names and in the denominations designated by the Investor to Air Canada) and any other documents to be delivered by Air Canada pursuant to the provisions hereof, shall be delivered to the Investor by the Monitor in accordance with the implementation steps of the Plan; and (ii) the Investor, in full payment for the securities to be purchased by, and sold to, the Investor hereunder, shall pay to the Monitor for the benefit of ACE on the Closing Date an aggregate amount equal to the Investment Price minus any amounts due as of the Closing Date and payable by Air Canada to the Investor pursuant to 0 hereof.

          12. Amendment and Termination

          12.1. Amendment and Waiver.

               (a) This Agreement may, at any time and from time to time not later than the Closing Date, be amended by mutual written agreement of Air Canada and the Investor.

               (b) No waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar). No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof.

          12.2. Termination.

               (a) The parties shall be entitled, at their option, to terminate and cancel this Agreement upon the terms set forth below, without any liability on the part of the party terminating and cancelling the Agreement, by giving written notice to the other party at any time up to, but not after, the Closing Date as follows:

                    (1) by mutual agreement of the parties (in which case none of the parties shall have any liability);

                    (2) by the Investor or Air Canada if the Closing Date does not occur on or before December 31, 2004;

                    (3) by the Investor, if any one of the conditions set forth in 0 and 0 has not been fulfilled by the Closing Date; and

                    (4) by Air Canada, if any one of the conditions set forth in 0 and 0 has not been fulfilled by the Closing Date.

          13. Intentionally Omitted.

          14. Notice and Cure Provisions

               (a) Air Canada shall give prompt notice to the Investor of the occurrence, or failure to occur, at any time from the date of this Agreement until the Closing Date, of any event or state of facts, which occurrence or failure would or would reasonably be expected to:

                    (1) cause any of the representations or warranties of Air Canada contained herein to be untrue or inaccurate in any material respect on the date of this Agreement or on the Closing Date; or

                    (2) result in a failure in any material respect by Air Canada to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied hereunder prior to the Closing Date.

               (b) The Investor shall give prompt notice to Air Canada of the occurrence, or failure to occur, at any time from the date of this Agreement until the Closing Date, of any event or state of facts, which occurrence or failure would or would reasonably be expected to:

                    (1) cause any of the representations or warranties of the Investor contained herein to be untrue or inaccurate in any material respect on the date of this Agreement or on the Closing Date; or

                    (2) result in a failure in any material respect by the Investor to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied hereunder prior to the Closing Date.

          15. Public Announcements

          No press release or other public disclosure concerning the transactions contemplated hereby shall be made by either Air Canada or the Investor without the prior consent of the other (such consent not to be unreasonably withheld); provided, however, that Air Canada or the Investor may, without the consent of the other, make such disclosure as may be required by Law or by the TSX, by any securities commission or other regulatory authority having jurisdiction over Air Canada or its affiliates or the Investor or its affiliates, as applicable, or by any court of competent jurisdiction, and if such disclosure is required, the disclosing party will give prior notice thereof, to the extent reasonably practicable, to the other party.

          16. Finder's Fee

          Except for financial advisors retained by Air Canada, including Seabury Securities LLC and/or its affiliates (collectively, the "Air Canada Financial Advisors"), no Person has acted, directly or indirectly, as a broker, finder or financial advisor of any of the Companies in connection with this Agreement or the transactions contemplated thereby, and except for the Air Canada Financial Advisors, no Person acting for or on behalf of the Companies is entitled to receive any broker's, finder's or similar fee or commission in respect thereof based in any way on any agreement, arrangement or understanding made by or on behalf of any of the Companies.

          17. Confidentiality

          Air Canada and the Investor hereby acknowledge that the Confidentiality Agreement continues to be in full force and effect; provided that Sections 6 and 7 of the Confidentiality Agreement shall terminate and be of no further force and effect as of the Closing Date.

          18. Notices

          Any notice or other communication to be given in connection with this Agreement must be provided in writing by personal delivery (including delivery by a nationally recognized courier service) or by facsimile transmission, addressed to the recipient as follows:

If to Air Canada:

         Air Canada Centre
         7373 Cote-Vertu Boulevard West
         Saint-Laurent, Quebec H4Y 1H4
         Attention:
         Fax No.:


with a copy to:

         Stikeman Elliott LLP
         5300 Commerce Court West
         199 Bay Street
         Toronto, Ontario M5L 1B9

         Attention:  Mr. Marvin Yontef
         Fax No.:   (416) 947-0866

with a copy to:

         Ernst & Young Inc.
         16th Floor
         222 Bay Street
         Ernst & Young Tower
         Toronto, Ontario M5K 1J7

         Attention:  Mr. Murray A. McDonald
         Fax No.:    (416) 943-3300

If to the Investor:

         c/o Cerberus Capital Management, L.P.
         299 Park Avenue
         New York, New York 10171

         Attention:  Mr. W. Brett Ingersoll
         Fax No.:    (212) 891-1540
with a copy to:

         Ogilvy Renault
         77 King Street West, Suite 2100
         Royal Trust Tower
         T-D Centre
         Toronto, Ontario M5K 1H1

         Attention:  Mr. Derrick Tay
         Fax No.:    (416) 340-5900

and with a copy to:

         Schulte Roth & Zabel LLP
         919 Third Avenue
         New York, New York 10022
         T-D Centre

         Attention:  Mr. Marc Weingarten
         Fax No.:    (212) 593-5955

          Any such communication shall be deemed to have been validly and effectively given (i) if personally delivered or if delivered by courier, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4:00 p.m. (Montreal time) and otherwise on the next Business Day, or
(ii) if transmitted by facsimile on the Business Day following the date of transmission. Any party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to such party at its changed address.

          19.  Expenses

          The Investor and Air Canada hereby agree that Air Canada shall pay to the Investor, on a monthly basis starting on July 1, 2004 until the Closing Date, an amount of $250,000 to fund a portion of the fees and expenses incurred by or on behalf of the Investor in connection with its due diligence in respect of its proposed Investment hereunder. At the Closing, Air Canada shall pay to the Investor the balance of all of the reasonable unpaid fees and expenses associated with the Investor's investment in Air Canada. Nothing in this 0 or any other provision of this Agreement (including Section 21.9) shall or shall be deemed to prejudice or limit the rights of Cerberus Capital Management, L.P. under that certain letter agreement, dated as of May 19, 2004, between the Monitor (on behalf of Air Canada and its subsidiaries) and Cerberus Capital Management, L.P.

          20.  Schedules

          The following schedules attached to this Agreement shall, for all purposes of this Agreement, form an integral part of it:

              Schedule 1   Defined Terms

              Schedule 2   Summary Term Sheet for Voting Preferred Shares of ACE

              Schedule 3   Summary Description of the ACE Articles

              Schedule 4   Corporate Structure (Post-Plan)

              Schedule 5   Required Consents and Approvals

              Schedule 6   Corporate Structure (Pre-Plan)


          21.  Miscellaneous

          21.1. This Agreement shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein and shall be treated in all respects as an Ontario contract. The Investor and Air Canada hereby unconditionally and irrevocably submit to the non-exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising out of this Agreement.

          21.2. The division of this Agreement into Sections and the insertion of headings are for convenient reference only and are not to affect its interpretation.

          21.3. Any reference in this Agreement to gender includes all genders and words importing the singular number only shall include the plural and vice versa.

          21.4. All references to dollars or to "$" shall be construed as referring to Canadian dollars that constitute lawful money of Canada.

          21.5. In this Agreement (i) the words "including" and "includes" mean "including (or includes) without limitation", and (ii) in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding".

          21.6. From time to time after the Completion Date, each party shall, at the request and cost of the other party, but without further consideration execute and deliver such additional documents, agreements and other assurances as may be reasonably required to effectively carry out the intent of this Agreement.

          21.7. Time shall be of the essence of this Agreement.

          21.8. Except as otherwise expressly provided in this Agreement, all costs and expenses (including the fees and disbursements of legal counsel, financial advisors and accountants) incurred in connection with this Agreement and the transactions contemplated therein shall be paid by the party incurring such expenses.

          21.9. This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement between the parties and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the parties in connection with the subject matter of this Agreement, except as specifically set forth herein, and therein and neither Air Canada nor the Investor has relied or is relying on any other information, discussion or understanding in entering into and completing the transactions contemplated in this Agreement.

          21.10. Except as otherwise expressly provided herein, this Agreement shall become effective once it has been approved by the Court and, after that time, shall be binding upon and enure to the benefit of Air Canada, the Investor and their respective successors and permitted assigns.

          21.11. Neither this Agreement nor any of the rights or obligations under this Agreement shall be assignable or transferable by any party without the prior written consent of the other party. Notwithstanding the preceding sentence, the Investor may, without the prior consent of Air Canada or any other Person, assign its rights and obligations under this Agreement to any one or more of its affiliates that is under common control with the Investor; provided, that, any such assignment shall not relieve the Investor of its obligations hereunder.

          21.12. Air Canada and the Investor intend that this Agreement shall not benefit or create any right or cause of action in, or on behalf of, any Person other than Air Canada and the Investor, and no Person, other than Air Canada and the Investor, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

          21.13. If any provision of this Agreement shall be determined by an arbitrator or any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be severed from this Agreement and the remaining provisions shall continue in full force and effect.

          21.14. This Agreement may be executed in any number of counterparts and all such counterparts taken together shall be deemed to constitute one and the same instrument.

                                    _ _ _ _ _

Please confirm Air Canada's agreement that the terms set out in this Agreement reflect the agreement between us by signing and returning a copy of this Agreement.

                                                    Yours truly,

                                                    CERBERUS ACE INVESTMENT, LLC


                                                 By: /s/ W. Brett Ingersoll
                                                    ----------------------------
                                                    Name:   W. Brett Ingersoll
                                                    Title:  Authorized Signatory


Accepted and agreed to as of this 23rd day of June, 2004


AIR CANADA


By: /s/ Robert Milton
    --------------------
    Name:  Robert Milton
    Title: President and Chief Executive Officer

                                   SCHEDULE 1
                                  DEFINED TERMS


"1933 Act" means the U.S. Securities Act of 1933, as amended.

"ABCA" means the Business Corporations Act (Alberta), as amended.

"ACE" has the meaning ascribed to it in the first paragraph of this Agreement.

"ACE Articles and By-laws" means the articles and by-laws of ACE.

"ACE Subsidiaries" means those subsidiaries of ACE incorporated in accordance with the terms of the Plan.

"affiliate" shall be interpreted in accordance with Rule 45-501.

"Agreement" means this investment agreement and all schedules hereto and instruments in amendment or confirmation of it; and the expression "Section" followed by a number means and refers to the specified Section of this Agreement.

"Air Canada Creditors" means the unsecured creditor(s) of the Applicants with proven claims.

"Air Canada Meeting" means the meeting(s) of Air Canada Creditors to be called and held in connection with the Plan.

"Air Canada Financial Advisors" has the meaning ascribed to it in 0 of this Agreement.

"Amended and Restated Standby Purchase Agreement" means the agreement entered into between Deutsche Bank Securities Inc. and Air Canada as of April 29, 2004 relating to the Rights Offering in connection with the Applicants' restructuring, as in effect on the date hereof.

"Applicants" means Air Canada, 3838722 Canada Inc., Air Canada Capital Ltd., Jazz Air Inc., Manoir International Finance Inc., Simco Leasing Ltd., Wingco Leasing Inc. and Zip Air Inc.

"Assets" means all property and assets of the Companies of every nature and kind whatsoever and wheresoever situate.

"Authorization" means, with respect to any Person, any authorization, order, permit, approval, waiver, license, certificate, cession, franchise, directive, notice, variance, registration or similar rights issued to or required by the Companies by or from any Governmental Entity including, without limitation, landing rights and gate access.

"Balance Sheets" means the balance sheet of Air Canada on a consolidated basis dated March 31, 2004.

"Benefit Plans" means all employee benefit, retirement and compensation plans, arrangements, agreements, programs, policies, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, registered or unregistered under which any Company has, or will have, any liability or contingent liability, including the Pension Plans and statutory workplace safety insurance, but excluding statutory benefit plans which any Company is required to participate in or comply with, including the Canada and Quebec Pension Plans and plans administered pursuant to applicable health tax and employment insurance legislation.

"Board" means the board of directors of ACE as constituted from time to time.

"Books and Records" means all books of account, tax records, sales and purchase records, customer and supplier lists, computer software, formulae, business reports, plans and projections and all other documents, files, correspondence and other information of the Companies (whether in written, printed, electronic or computer printout form).

"Business" means the provision of scheduled and charter air transportation for passengers and cargo, domestically, trans-border and internationally; and ancillary services, including aircraft and maintenance services, ground handling services and the frequent flyer loyalty program provided by Aeroplan Limited Partnership.

"Business Day" means any day of the year, other than a Saturday, Sunday or any other day on which commercial banks are required or authorized to close in Toronto, Ontario or Montreal, Quebec.

"Business Plan" means the financial model of the Companies dated June l, 2004, provided by Air Canada to the Investor.

"CBCA" means the Canada Business Corporations Act, as amended.

"CCAA" means the Companies' Creditors Arrangement Act, as amended.

"CCAA Proceedings" means the proceedings in respect of the Applicants before the Court commenced pursuant to the CCAA.

"Circular" means the circular prepared by Air Canada for mailing to the Air Canada Creditors in connection with the approval of the Plan and any amendment or supplement thereto; which Circular shall also serve as prospectus for purposes of qualifying the distribution of the rights and the Rights Offering Shares pursuant to the Rights Offering.

"Claim" means a claim as defined in the Plan.

"Closing" means the completion of the Investment contemplated in this Agreement.

"Closing Date" means the date of consummation of the Rights Offering including any related funding by DB pursuant to the Amended and Restated Standby Purchase Agreement.

"Closing Time" means 12:01 a.m. (Montreal Time) on the Closing Date.

"Collective Agreements" means the collective agreements binding any of the Companies and all related documents including letters of understanding, letters of intent and other written communications with bargaining agents for Employees, which impose any obligations upon the Companies in respect of their unionized Employees.

"Companies" means collectively, Air Canada, the Subsidiaries and ACE; and "Company" means any of the Companies and, from and after the Reorganization, includes each subsidiary of ACE or Air Canada to which assets have been transferred pursuant to the Reorganization.

"Confidentiality Agreement" means the confidentiality agreement dated as of May 12, 2004 2004 between Air Canada and Cerberus Capital Management, L.P. and by which the Investor, as an affiliate of Cerberus Management L.P., shall be bound.

"Confirmation Date" means the date on which the Confirmation Order is made.

"Confirmation Order" means the order of the Court granting final approval of the Plan as such order may be amended, modified or varied by the Court from time to time.

"DB" means Deutsche Bank Securities Inc. or its successors and permitted assigns.

"Disclosure Letter" means that certain letter dated the date of this Agreement delivered to the Investor by Air Canada.

"Employees" means those individuals employed or retained by the Companies on a full-time, part-time or temporary basis, including those employees on disability leave, parental leave or other absence.

"Environmental Claim" means any written notice by any Governmental Entity or other Person alleging potential liability (including potential liability for investigation costs, management costs, monitoring costs, assessment costs, clean up costs, governmental response costs, property damages, personal injuries or penalties) arising out of, based on or resulting from (a) the presence, emission, spill, discharge, deposit or release into the environment, of any Environmental Material at any location, whether or not owned by Air Canada or any of the Subsidiaries or (b) any violation, or alleged violation, of any Environmental Law.

"Environmental Laws" means all Laws applicable to the conduct and operation of the business of Air Canada or any of its Subsidiaries relating to pollution, contamination or protection of human health or safety or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), including Laws relating to actual or threatened release, emission, spill, discharge or deposit of Environmental Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Environmental Materials, arising from or relating to the conduct and operation of the business of Air Canada or any of the Subsidiaries.

"Environmental Materials" means any pollutants, contaminants, wastes of any nature, hazardous substances, hazardous materials, toxic substances, prohibited substances, dangerous substances, dangerous goods or other substances as defined, judicially interpreted, identified or regulated in any Environmental Laws including any asbestos, asbestos containing materials, petroleum hydrocarbons or derivatives, chlorinated solvents, de-icing substances, mould, microbial organisms or substances related thereto.

"Equity Securities" means the equity shares in the capital of ACE which are comprised of the voting preferred shares, variable voting common shares and voting common shares in the share capital of ACE.

"Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

"Fully Diluted Equity of ACE" means all of the outstanding Equity Securities in the capital of ACE calculated on a fully diluted basis, as at the time at which all of the transactions contemplated by the implementation steps of the Plan have been completed, assuming that all of the Preference Shares and the ACE Preference Shares have been exchanged or converted for variable voting common shares and voting common shares of ACE.

"GAAP" means, at any time, accounting principles generally accepted in Canada including those set out in the Handbook of the Canadian Institute of Chartered Accountants, at the relevant time and applied on a consistent basis.

"GE Agreements" means the agreements entered into by GECC and Air Canada and/or any of their respective affiliates in relation to the Reorganization.

"GECAS" means GE Capital Aviation Services, Inc.

"GECC" means General Electric Capital Corporation.

"GE Exit Financing" means the financing to be provided by GECC and/or GECAS, or any of their respective affiliates, upon the effectiveness of the Plan substantially in accordance with the Business Plan.

"Global Restructuring Agreement" means, collectively, the global restructuring agreement and the related agreements, each dated as of July 1, 2003 between GECC, its affiliates and certain GECC-managed entities and Air Canada and certain of its affiliates as amended from time to time.

"Governmental Entity" means any (i) multinational, federal, provincial, territorial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

"Information Technology" means all computer hardware, software in source code and object code form (including documentation, interfaces and development tools), websites for Air Canada or any of the Subsidiaries, databases, including Air Canada and its Subsidiaries customer databases, telecommunications equipment and facilities and other information technology systems owned, used or held by Air Canada or any of the Subsidiaries.

"Intellectual Property" means intellectual property rights, whether registered or not, owned, used or held by Air Canada or any of the Subsidiaries, including:

(a)  inventions,  pending patent applications (including divisionals,  reissues,
     renewals,   re-examinations,   continuations,   continuations-in-part   and
     extensions) and issued patents;

(b) trade-marks, trade dress, trade-names, business names and other indicia of origin;

(c)  copyrights; and

(d)  industrial designs and similar rights.

     "Interim Financial Statements" means the unaudited balance sheet of Air Canada and the accompanying unaudited statement of income of Air Canada as at and for the three-month period ended March 31, 2004 and all notes in respect thereof.

     "Interim Period" means the period between the close of business on the date of this Agreement and Closing Date.

     "Investment" has the meaning ascribed to it in the first paragraph of this Agreement.

     "Investment Price" has the meaning ascribed to it in 1 of this Agreement.

     "Investment Proposal" means a written or oral proposal made without the written consent of the Investor in respect of any of the following events:

(a) the sale in one or a series of related transactions of 10% or more of the Assets to any Person(s) other than the Investor unless, upon consultation with the Investor, the Investor agrees in writing that such event is not an Investment Proposal; or

(b) an investment in the equity of ACE, Air Canada or any of the Subsidiaries (or similar transaction having an economic effect substantially similar to that of an equity investment in ACE, Air Canada or any of the Subsidiaries including by means of an amalgamation, merger, arrangement or otherwise) by any Person(s) other than the Investor where such equity would constitute (or such transaction would involve) 10% or more of the equity of ACE, Air Canada and the Subsidiaries on a consolidated basis; or

(c) any Person(s) other than the Investor successfully becoming sponsor(s) or becoming an economic co-proponent(s) of plan(s) proposed by them (other than the Plan), where such plan(s) would involve 10% or more of the equity of ACE, Air Canada and the Subsidiaries on a consolidated basis, but shall, for greater certainty, exclude the Rights Offering and the GE Exit Financing.

     "Investor" has the meaning ascribed to it in the first paragraph of this Agreement.

     "Laws" means any and all applicable laws including all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, policies, guidelines, and general principles of common and civil law and equity, binding on or affecting, in all material respects, the Person referred to in the context in which the word is used.

     "Leased Real Property" means the real property or interest therein leased, licensed or otherwise used or occupied by Air Canada and any of the Subsidiaries, as tenants, licenses, users or other occupants together with all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property leased or licensed by Air Canada and any of the Subsidiaries attached or appurtenant to such real property and all easements, licenses, rights and appurtenances relating to the foregoing.

     "Lien" means any mortgage, charge, pledge, hypothecation, security interest, assignment, lien (statutory or otherwise), charge, title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature or any other arrangement or condition that, in substance, secures payment or performance of an obligation.

     "Material Adverse Change" means any event, circumstance, condition, fact, effect or other matter which has had or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), properties, assets, liabilities, operations or prospects of the Companies taken as a whole or on the ability of the Companies to substantially achieve results consistent with the Business Plan, to perform on a timely basis any material obligation under this Agreement or to consummate the transactions contemplated hereby including any material adverse change in the regulatory regime applicable to any of the Companies, any change in the enforcement or application of the existing regulatory regime applicable to any of the Companies which in the reasonable opinion of the Investor shall be materially prejudicial to the Companies' business as contemplated to be carried in the Business Plan and any development affecting the Canadian or North American economy or the Canadian or international airline industry as a whole.

     "Material Adverse Effect" means the effect of a Material Adverse Change.

     "Material Contracts" means any contract (i) involving aggregate payments to or by Air Canada or any of the Subsidiaries in excess of $10 million annually or $50 million in the aggregate, (ii) which is outside (A) the Ordinary Course of business and (B) normal commercial terms, (iii) which restricts in any way the business or activities of Air Canada or any of the Subsidiaries in a manner that would reasonably be expected to have a Material Adverse Effect, or (iv) which, if terminated without the consent of Air Canada or any of the Subsidiaries, would have a Material Adverse Effect on Air Canada or any of the Subsidiaries.

     "Material Subsidiaries" means Jazz Air Inc., Zip Air Inc., Touram Inc., Destina.ca Inc., Air Canada Capital Ltd. and Aeroplan Limited Partnership.

     "Monitor" means Ernst & Young Inc. and any successor thereto appointed by the Court under the CCAA Proceedings.

     "Monitor's Reports" means the reports submitted to the Court, from time to time, by the Monitor in the context of the CCAA Proceedings, copies of which may be obtained from Air Canada's website.

     "Ordinary Course" means, with respect to an action taken by a Person, that such action is consistent with the past practices of the Person and is taken in the ordinary course of the normal day-to-day operations of the Person.

     "Owned Real Property" means the real property or interest therein owned or under contract to be owned by ACE, Air Canada and any of their respective subsidiaries, together with all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing.

     "Pension Plans" means the pension plans of the Companies.

     "Person" means an individual, corporation, partnership, limited partnership, limited liability partnership, limited liability company, association, trust, estate, custodian, trustee, executor, administrator, nominee or other entity or organization, including a Governmental Entity or political subdivision or an agency or instrumentality thereof.

     "Personal Information" means any information in the possession of the Companies about an identifiable individual, but does not include the name, title or business address or telephone number of an Employee.

     "Plan" has the meaning ascribed to it in the third paragraph of this Agreement.

     "Plan Disclosure Documents" means the Plan, the Circular and any other related solicitation material and offering material.

     "Post-Plan Contract" means any agreement, instrument or contract, whether written or oral, to which any of the Companies are a party or pursuant to which any of their respective assets are affected: (i) in existence as of the commencement of the CCAA Proceedings or during the duration thereof, and (ii) subsisting on and subsequent to the Closing Date.

     "Preference Shares" means those shares of preferred equity in the capital of Air Canada, if any, to be issued to the financial Air Canada Creditors and holders of disputed claims of the Applicants as of a specified date to the extent such Claims are ultimately determined to be allowed claims pursuant to the Plan.

     "Public Documents" has the meaning ascribed to it in 0 of this Agreement.

     "Qualifying Jurisdictions" means (i) any of the provinces or territories of Canada, (ii) any state in the United States, (iii) any such other jurisdictions outside of Canada and the United States where it is permissible under Laws to issue the rights pursuant to the Rights Offering and send the Plan Disclosure Documents without having to file a prospectus or register securities, make additional filings or pay additional fees, or
     (iv) any jurisdiction in which ACE and/or Air Canada elect to comply with applicable Laws.

     "Registration Rights Agreement" means an agreement whereby the Investor will be granted the right to cause ACE to register the Equity Securities (excluding the ACE Preference Shares) of ACE that it holds for sale to the public in the United States and to qualify the distribution of such Equity Securities of ACE to the public in Canada, the terms and conditions of which shall be mutually acceptable to the Investor and Air Canada.

     "Reorganization" means the reorganization of the corporate structure of Air Canada and the Companies as presented to the Investor and set forth in
     Schedule 4.

     "Required Consents and Approvals" means those consents and approvals necessary to consummate the transactions contemplated by this Agreement, listed and described in Schedule 5.

     "Rights Offering" means the offering of rights to subscribe for Rights Offering Shares for an aggregate subscription price of $850 million upon the terms and conditions set out in the Amended and Restated Purchase Agreement and in the Circular.

     "Rights Offering Shares" means the Equity Securities of ACE offered in the Rights Offering, which shall include the Equity Securities of ACE issuable upon exercise of the rights and the Equity Securities of ACE not subscribed for by the Air Canada Creditors under the Rights Offering and that are to be purchased by DB pursuant to the Amended and Restated Standby Purchase Agreement.

     "Rule  45-501"  means  the  Ontario   Securities   Commission  Rule  45-501
     Prospectus Exempt Distributions, made under the Securities Act.

     "SEC" means the United States Securities and Exchange Commission.

     "SEC Reports" means all forms, reports and documents required to be filed by ACE with the SEC which were subject to the requirements of the Sarbanes?Oxley Act of 2002 or any rules or regulations promulgated thereunder

     "Securities Act" means the Securities Act (Ontario), R.S.O. c. S.5, as amended.

     "Securities Commissions" means, collectively, the securities commissions or similar securities regulatory authorities of each of the Qualifying Jurisdictions.

     "Securities Laws" means the Securities Laws (including statutes and regulations, instruments, notices and policies thereunder) of each of the Qualifying Jurisdictions and the rules and policies of the TSX.

     "Subsidiaries" means those subsidiaries or partnerships in which Air Canada has a participating interest which are identified in the organization chart attached as Schedule 4.

     "Tax Returns" includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes.

     "Taxes" includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all license, franchise and registration fees and all employment insurance, health insurance and Canada, Quebec and other governmental (including foreign) pension plan premiums or contributions.

     "Technical Information" means all know-how and related technical knowledge owned, used or held by Air Canada or any of the Subsidiaries, including:

(a)  trade secrets, confidential information and other proprietary know-how;

(b)  public information and non-proprietary know-how;

(c) information of a scientific, technical, financial or business nature regardless of its form;

(d) uniform resource locators, domain names, telephone, telecopy and email addresses, and UPC consumer packaging codes; and

(e) documented research, forecasts, studies, marketing plans, budgets, market data, developmental, demonstration or engineering work, information that can be used to define a design or process or procure, produce, support or operate material and equipment, methods of production and procedures, all formulas and designs and drawings, blueprints, patterns, plans, flow charts, parts lists, manuals and records, specifications, and test data.

     "Technology" means all Intellectual Property, Technical Information and Information Technology.

     "Transaction Documents" means this Agreement, the articles of incorporation and by-laws of ACE and the Companies, the ACE Preference Shares, the Plan Disclosure Documents, the partnership agreements for any of the Companies, the management employment agreements, if any, any Material Contract entered into after the date hereof, any agreement entered into in connection with the Reorganization, the Registration Rights Agreement, as well as all material financings and documents entered into in connection therewith, any document which requires the approval of, or is subject to acceptance by DB or GECC, respectively, or any affiliate thereof under any agreement with any of the Companies or the "Administrative Agent" as contemplated by the term sheet for the GE Exit Financing and the Global Restructuring Agreement.

     "Transfer" means (i) offer, sell, contract to sell, secure, pledge, grant or sell any option, right or warrant to purchase, or otherwise lend, transfer or dispose of Equity Securities of ACE or securities convertible into or exercisable or exchangeable for Equity Securities of ACE or (ii) engage in any hedging transaction, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of the ownership of Equity Securities of ACE, or
     (iii) enter into any agreement or arrangement the effect of which is to alter the economic exposure to ACE or the economic interest in an Equity Security of ACE, whether any such transaction is to be settled by delivery of shares of ACE, other securities, cash or otherwise.

          "TSX" means the Toronto Stock Exchange.

          "U.S. Court" means the U.S. Bankruptcy Court for the Southern District of the State of New York.

          "Year-End Financial Statements" shall have the meaning set forth in 7.1(k).

                                   SCHEDULE 2

                  SUMMARY TERM SHEET FOR ACE PREFERENCE SHARES
                            TO BE ISSUED TO INVESTOR


AGGREGATE ISSUE PRICE:        $250 million.

ACE PREFERENCE SHARES:        The terms of the ACE Preference Shares shall be as
                              follows:

                              Participation: The holders of ACE Preference Shares shall participate on an as-converted basis with the common stock with respect to all dividends, distributions, spin-off, split-off, subscription rights or other offers made to common shareholders and any other similar transactions.

                              Optional Conversion: The ACE Preference Shares shall be convertible into variable voting common stock, if a non-Canadian holder, or voting common stock, if a Canadian holder, at the option of the holders thereof at any time at a conversion rate equal to the Fully Accreted Value per ACE Preference Share (as of the conversion date) divided by the then-applicable Conversion Price. The Conversion Price shall initially be equal to 135% of the value attributed to each of the voting common shares at Closing, being the Subscription Price under the rights offering pursuant to the Amended and Restated Standby Purchase Agreement (the initial value attributed to each of the voting common shares at Closing being referred to as the "Initial Common Share Value"). The variable voting common stock and the voting common stock are hereafter referred to as the "common shares". The Conversion Price shall be (i) adjusted automatically downward on the first anniversary of the issuance date of the ACE Preference Shares to 130% of the Initial Common Share Value, (ii) subject to adjustment as described in "Mandatory Redemption/Conversion" below and (iii) subject to customary public company antidilution protection for stock splits, stock dividends, subdivisions, combinations and similar transactions. There shall be no special adjustment for below-market or below-Conversion Price issuances. For purposes of this Schedule 2, "Fully Accreted Value" means, with respect to each ACE Preference Share, as of any date, the initial purchase price of the ACE Preference Shares, increased at a rate of 5% per annum thereon, compounded semi annually from the date of issuance of the ACE Preference Share through and including such date.

                              Mandatory Redemption/Conversion: The holders of ACE Preference Shares shall be required to convert the ACE Preference Shares into common shares within 10 days after the seventh anniversary of the date of issuance of the ACE Preference Shares (the seventh anniversary of the date of issuance of the ACE Preference Shares being referred to as the "Initial Mandatory Conversion Date"); provided, however, if the closing sales price of the variable voting common stock does not exceed the Fully Accreted Value of an ACE Preference Share on at least 30 of the 100 trading days immediately prior to the Initial Mandatory Conversion Date, then the Investor shall not be required to convert the ACE Preference Shares into common shares and on the Initial Mandatory Conversion Date the then-applicable Conversion Price shall automatically be reduced by 3.75%. By way of illustration only, if the foregoing test is not met for the period immediately preceding the Initial Mandatory Conversion Date and the Conversion Price on the Initial Mandatory Conversion Date is 130% of the Initial Common Share Value, then the Conversion Price shall be reduced to 125.13% of the Initial Common Share Value effective as of the Initial Mandatory Conversion Date.

                              In the event the ACE Preference Shares have not been converted on or prior to the Initial
                              Mandatory Conversion Date, on each six month anniversary of the Initial Mandatory Conversion
                              Date (each, a "Subsequent Mandatory Conversion Date") until and including the 10-year anniversary of the issuance of the ACE Preferences Shares (the "Final Maturity Date"), the ACE Preference Shares shall be subject to mandatory conversion within 10 days of any Subsequent Mandatory Conversion Date if, and only if, the closing sales price of the variable voting common stock exceeds the Fully Accreted Value of an ACE Preference Share on at least 30 of the 100 trading days immediately prior to such Subsequent Mandatory Conversion Date and, if such threshold is not met, the then-applicable Conversion Price shall automatically be reduced by an additional 3.75% on each such Subsequent Mandatory Conversion Date. If the foregoing test is not met with respect to the Subsequent
                              Mandatory Conversion Date that is the Final Maturity Date, the holder(s) of ACE Preference Shares shall have the right to require ACE to redeem each of the ACE Preference Shares in cash on the Final Maturity Date at a per share redemption price equal to the Fully Accreted Value (as at the Final Maturity Date).

                              No Optional Redemption: The ACE Preference Shares shall not be subject to redemption at the option of ACE or its subsidiaries.

                              Mandatory Conversion: If at any time during (i) the period commencing on the Closing Date and ending on and including the first anniversary thereof the closing sales price of the variable voting common shares for each of thirty consecutive trading days exceeds 200% of the then-applicable Conversion Price or (ii) any period after the first anniversary of the Closing Date the closing sales price of the variable voting common shares for each of thirty consecutive trading days exceeds 175% of the then-applicable Conversion Price, and, in each case, if the common stock is then listed and posted on the TSX and a registration statement, prospectus or other similar offering document is then effective covering all of the common shares into which the ACE Preference Shares are convertible, then ACE may require the holder of ACE Preference Shares to convert the ACE Preference Shares into common shares. By way of illustration only, if the then-applicable Conversion Price is $10.00 and the variable voting common shares trade on each trading day during any thirty consecutive trading day period during the first year after the Closing at a per share price of more than $20.00 (and the other conditions set forth above are satisfied), then ACE may require the mandatory conversion of the ACE Preference Shares.

                              Liquidation Preference. In the event of any liquidation, dissolution or winding up of ACE, or at the option of the holder of the ACE Preference Shares, a merger, amalgamation, sale of all or substantially all of the assets of ACE or other similar transaction involving a change in control of ACE, then the holders of the ACE Preference Shares shall be entitled to receive, prior and in preference to the holders of Common Stock, an amount per ACE Preference Share equal to the Fully Accreted Value of such ACE Preference Share (determined as at the date of such event) (the "Liquidation Preference").

                              Voting. The holders of ACE Preference Shares will be entitled to vote on an as-converted basis with the common shares and, to the extent held by non-Canadians, shall be subject to the same proportionate reduction in voting percentage as if, for voting purposes only, the ACE Preference Shares were variable voting common shares.

                              Organic Change. With respect to any recapitalization, reorganization, reclassifi-
                              cation, consolidation, amalgamation, merger, sale of all or substantially all of ACE's assets to another Person or other transaction which is effected in such a way that holders of common shares are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for common stock (each, an "Organic Change") which is a sale of all or substantially all of ACE's assets or where ACE is not the surviving entity, the holders of ACE Preference Shares shall be entitled to cause ACE to require that the surviving entity or its publicly traded parent issue to the holders of ACE Preference Shares in exchange for such shares, a security of the surviving or parent entity evidenced by a written instrument substantially similar in form and substance to the ACE Preference Shares, including, without limitation, having the same economic rights and preferences as the ACE Preference Shares and having a rank senior to all capital stock of such entity.

COVENANTS:                    Without the consent of the holders of the majority
                              of the outstanding ACE Preference Shares,  neither
                              ACE nor any of its subsidiaries shall amend its Articles, bylaws or other organizational documents
                              (whether by merger, consolidation, amalgamation or otherwise), or waive any provisions thereof, in a manner that would adversely affect the rights, preferences or privileges of the ACE Preference
                              Shares.

PREEMPTIVE RIGHTS:            The  holders  of ACE  Preference  Shares shall  be
                              entitled   to   participate   in  all   equity  or
                              equity-linked offerings by ACE to allow them to maintain their proportionate Fully-Diluted common equity ownership in ACE, subject to exceptions for issuances under management and employee stock incentive plans approved by the Board of Directors of ACE.

BOARD OF DIRECTORS            The  rights of the  Investor with  respect to  the
OF ACE                        designation of  members of the  Board of Directors
                              of ACE shall be as set out in Section 2 of the Agreement.

RESTRICTIONS ON               The ACE Preference Shares  (including  the  common
TRANSFER OF PREFERENCE        shares into which they are convertible) may not be
SHARES                        Transferred  by  the Investor (other than  to  its
                              affiliates)  for a period of 24  months  after the
                              issuance  thereof;  provided  that if at any  time
                              during  such 24 month  period  the  holder  of ACE
                              Preference  Shares is  required to convert the ACE
                              Preference   Shares,   then  the  restrictions  on
                              Transfer with respect to 50% of the ACE Preference
                              Shares (and any common  shares into which they are
                              converted or convertible) shall be of no force and
                              effect  and  the  restrictions  on  Transfer  with
                              respect to the remaining 50% of the ACE Preference
                              Shares (and any common  shares into which they are
                              converted or convertible) shall be limited only to
                              sales   of   beneficial   ownership   of  the  ACE
                              Preference  Shares  (and any  common  shares  into
                              which they are  convertible) to third parties.  In
                              no event may the right to  nominate  directors  be
                              transferable  by the Investor or its affiliates to
                              any  transferee of ACE  Preference  Shares (or the
                              common  shares  into which they are  convertible).
                              Notwithstanding   the   foregoing,   the  Transfer
                              restrictions shall cease to be in effect as to all
                              ACE Preference  Shares (and any common shares into
                              which  they  are  convertible)  in the  event of a
                              tender  offer for any of the  common  shares,  any
                              change in control  transaction,  any  liquidation,
                              dissolution,    bankruptcy    or   other   similar
                              proceedings  of  ACE.   Notwithstanding   anything
                              herein  to  the   contrary,   any  holder  of  ACE
                              Preference  Shares  (or common  shares  into which
                              they  are  convertible)   shall  be  permitted  to
                              Transfer such securities to its affiliates without restriction.

NOTICES: The holders of ACE Preference Shares shall be entitled to prior notice as to any dividend or distribution upon the common shares, with respect to any pro rata subscription or other similar offer to holders of common shares and for determining rights to vote with respect to any Organic Change.

                                   SCHEDULE 3
                     SUMMARY DESCRIPTION OF THE ACE ARTICLES


          The share capital of ACE shall consist of three classes of shares including the ACE Preference Shares as set forth in Schedule 2. The material terms of such two other classes of shares shall be the following:

ACE Variable Voting Common Shares

Voting

          The holders of the ACE Variable Voting Shares shall be entitled to receive notice of and to attend and vote at all meetings of the shareholders of ACE, except where the holders of a specified class are entitled to vote separately as a class as provided in the CBCA.

          The ACE Variable Voting Shares may be held only by non-residents of Canada and are entitled to one vote per ACE Variable Voting Share unless the number of ACE Variable Voting Shares outstanding as a percentage of the total number of voting shares outstanding exceeds 25 per cent. If the number of ACE Variable Voting Shares issued and outstanding increases beyond 25 percent of the issued and outstanding voting shares of ACE, the vote attached to each ACE Variable Voting Share will decrease so that the ACE Variable Voting Shares as a class do not carry more than 25 percent of the aggregate votes attached to all issued and outstanding voting shares.

Dividends

          Subject to the rights, privileges, restrictions and conditions attaching to the shares of ACE ranking senior to the ACE Variable Voting Shares, including the ACE Preference Shares, the holders of the ACE Variable Voting Shares shall, at the discretion of the directors, be entitled to receive, out of any or all profits or surplus of ACE properly applicable to the payment of dividends, any dividends declared and payable by ACE on the ACE Variable Voting Shares and the ACE Variable Voting Shares shall rank equally as to dividends on a share for share basis with the ACE Voting Shares. All dividends declared in any fiscal year of ACE shall be declared in equal or equivalent amounts per share on all ACE Variable Voting Shares and ACE Voting Shares at the time outstanding, without preference or distinction.

Rights upon Liquidation, etc.

          Subject to the rights, privileges, restrictions and conditions attaching to the shares of ACE ranking senior to the ACE Variable Voting Shares, including the ACE Preference Shares, upon liquidation, dissolution or winding-up of ACE or other distribution of ACE's assets among its shareholders for the purpose of winding-up its affairs, the holders of the ACE Variable Voting Shares and ACE Voting Shares shall be entitled to receive equally share for share, without preference or distinction, the remaining property of ACE.

Conversion

          An issued and outstanding ACE Variable Voting Share shall be converted into one ACE Voting Share, automatically and without any further act of ACE or of the holder, if (i) such ACE Variable Voting Share becomes held, beneficially owned and controlled, directly or indirectly, otherwise than by way of security only, by a Canadian; or (ii) provisions contained in the Canada Transportation Act, as amended, relating to non-resident ownership of voting securities are repealed and not replaced with other provisions providing for constraints on the issue, transfer or ownership of voting shares to or by non-residents of Canadian.

Restrictions on Transfer

          ACE Variable Voting Shares may only be transferred to non-residents of Canada. Any transfer of ACE Variable Voting Shares shall be made in compliance with applicable foreign ownership and control restrictions in the Canada Transportation Act, as amended.

ACE Voting Common Shares

Voting

          The holders of the ACE Voting Shares shall be entitled to receive notice of and to attend and vote at all meetings of the shareholders of ACE (except where the holders of a specified class are entitled to vote separately as a class as provided in the CBCA) and each ACE Voting Share shall confer the right to one vote in person or by proxy at all meetings of shareholders of ACE.

Dividends

          Subject  to  the  rights,  privileges,   restrictions  and  conditions
attaching to the shares of ACE ranking senior to the ACE Voting Shares, including the ACE Preference Shares, the holders of the ACE Voting Shares shall, at the discretion of the directors, be entitled to receive, out of any or all profits or surplus of ACE properly applicable to the payment of dividends, any dividends declared and payable by ACE on the ACE Voting Shares and the ACE Voting Shares shall rank equally as to dividends on a share for share basis with the ACE Variable Voting Shares and all dividends declared in any fiscal year of ACE shall be declared in equal or equivalent amounts per share on all ACE Variable Voting Shares and ACE Voting Shares at the time outstanding, without preference or distinction.

Rights upon Liquidation, etc.

          Subject  to  the  rights,  privileges,   restrictions  and  conditions
attaching to the shares of ACE ranking senior to the ACE Voting Shares, including the ACE Preference Shares, upon liquidation, dissolution or winding-up of ACE or other distribution of ACE's assets among its shareholders for the purpose of winding-up its affairs, the holders of the ACE Voting Shares and ACE Variable Voting Shares shall be entitled to receive equally share for share, without preference or distinction, the remaining property of ACE.

Conversion

          Subject to non-resident constraints of the Canada Transportation Act, as amended, an issued and outstanding ACE Voting Share shall be converted into one ACE Variable Voting Share, automatically and without any further act of ACE or the holder, if such ACE Voting Share becomes held, beneficially owned or controlled, directly or indirectly, otherwise than by way of security only, by a non-resident of Canada.

Restrictions on Transfer

          ACE Voting Shares may only be transferred to Canadians. Any transfer of ACE Voting Shares shall be made in compliance with applicable foreign ownership and control restrictions in the Canada Transportation Act, as amended.

                                   SCHEDULE 4

                               CORPORATE STRUCTURE
                                   (POST-PLAN)

                                   SCHEDULE 5

                         REQUIRED CONSENTS AND APPROVALS


                    (1) Court and Creditor Approvals. Approval of the Court, and the approval of the U.S. Court and any other applicable court of competent jurisdiction, as applicable and as the case may be, pursuant to the CCAA Proceedings, of the Plan, together with any applicable Air Canada Creditor approvals in relation thereto.

                    (2) Securities Regulation. The obtaining of any necessary orders or rulings from Canadian or U.S. securities regulatory authorities and receipt for a final prospectus in Canada and effectiveness of a registration statement in the United States.

                    (3) Material Contracts. Consents under such Material Contracts as may be required.

                    (4) Hart-Scott-Rodino. The expiration or earlier termination of the waiting periods under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

                                   SCHEDULE 6

                               CORPORATE STRUCTURE
                                   (PRE-PLAN)

Exhibit 2.  Assignment  and  Assumption  Agreement  dated as of
            September  29, 2004  between  Cerberus  ACE and Promontoria.



                       ASSIGNMENT AND ASSUMPTION AGREEMENT

          This ASSIGNMENT AND ASSUMPTION AGREEMENT (this "Agreement"), dated as of September 29, 2004, is made by and between Cerberus ACE Investment, LLC, a Delaware limited liability company ("Assignor") and Promontoria Holding III B.V., a Dutch company ("Assignee").


                              W I T N E S S E T H:
                              - - - - - - - - - -

          WHEREAS, Assignor is a party to that certain Investment Agreement, dated as of June 23, 2004 (the "Investment Agreement"), with Air Canada;

          WHEREAS, pursuant to Section 21.11 of the Investment Agreement, Assignor may assign its rights and obligations under the Investment Agreement to one or more of its affiliates that is under common control with the Assignor; and

          WHEREAS, Assignor wishes to assign to Assignee all of its rights and obligations under the Investment Agreement; and

          WHEREAS, such assignment by the Assignor to the Assignee shall not relieve the Assignor of its obligations under the Investment Agreement.

          NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Assignor and Assignee do hereby agree as follows:

          1. Definitions. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Investment Agreement.

          2. Assignment. Assignor hereby assigns and transfers to Assignee all of its rights, title, interests and obligations under the Investment Agreement and any agreements, contracts or other understanding contemplated by the Investment Agreement, and Assignee hereby accepts the assignment set forth in this Section 2; provided that the assignment set forth in this Section 2 shall not relieve the Assignor of its obligations under the Investment Agreement.

          3. Further Assurances. Each of the parties agrees to take or cause to be taken such further action, to execute, deliver and file or cause to be executed, delivered and filed such further documents and instruments, and to obtain such consents, as may be necessary or as may be reasonably requested in order to effectuate fully the purposes, terms and conditions set forth in this Agreement.

          4. Amendment and Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by Assignor and Assignee. No failure or delay by any party or parties in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

          5. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the parties hereto, and their respective successors and permitted assigns.

          6. No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to confer upon any Person any rights or remedies under or by reason of this Agreement.

          7. Entire Agreement. This Agreement and the other agreements, instruments, certificates and documents executed and delivered in connection therewith, contains the entire agreement and understanding between the parties with respect to the subject matter contained herein and supersedes all prior agreements, negotiations, understandings and representations, oral or written.

          8. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of New York (without reference to its choice of law rules).

          9. Consent to Jurisdiction. Each of the parties hereto hereby irrevocably and unconditionally agrees that any action, suit or proceeding, at law or equity, arising out of or relating to this Agreement or any agreements or transactions contemplated hereby shall only be brought in any federal court of the Southern District of New York or any state court located in New York County, State of New York, and hereby irrevocably and unconditionally expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and hereby irrevocably and unconditionally waives (by way of motion, as a defense or otherwise) any and all jurisdictional, venue and convenience objections or defenses that such party may have in such action, suit or proceeding. Each party hereby irrevocably and unconditionally consents to the service of process of any of the aforementioned courts. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or commence legal proceedings or otherwise proceed against any other party in any other jurisdiction to enforce judgments obtained in any action, suit or proceeding brought pursuant to this Section 9.

          10. Counterparts. This Agreement may be executed in any number of counterparts, each of which is an original but all of such counterparts together shall constitute one and the same agreement.

          11. Headings. The headings contained in this Agreement are for convenience of reference only, and shall not affect in any way the meaning or interpretation of this Agreement.


                  [Remainder of page intentionally left blank.]

          IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.


                                             ASSIGNOR:

                                             CERBERUS ACE INVESTMENT, LLC


                                          By: /s/ W. Brett Ingersoll
                                             -----------------------------------
                                             Name: W. Brett Ingersoll
                                             Title: Authorized Signatory


                                             ASSIGNEE:

                                             PROMONTORIA HOLDING III B.V.


                                          By: /s/ B.S.Hummel
                                             -----------------------------------
                                             Name:  B.S.Hummel
                                             Title: Managing Director


                                          By: /s/ D.A.J.Hoogenkamp
                                             -----------------------------------
                                             Name: D.A.J.Hoogenkamp
                                             Title: Managing Director